Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca
PRESS RELEASE

CHC elects Guylaine Saucier to the board

Tuesday, March 29, 2005, Vancouver, B.C., Canada: Craig L. Dobbin, O.C., Executive Chairman of CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) is pleased to announce the election of Guylaine Saucier to the Board of Directors.

Guylaine Saucier sits on the boards of several major Canadian corporations, including Petro-Canada Inc. and the Bank of Montreal. Ms Saucier is a Fellow of the Institute of Chartered Accountants and served as Chair of the Joint Corporate Governance Committee sponsored by the Toronto Stock Exchange, the Canadian Institute of Chartered Accountants (CICA) and the Canadian Venture Exchange.

She has served as Chair of the Board of Directors of CBC/Radio Canada and of CICA, and has served as a member of the Board of Directors of the Bank of Canada. Ms Saucier served as President and CEO of Le Groupe Gérard Saucier Ltée, a major company specializing in forest products, from 1975 to 1989.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Martin Lockyer, Vice President Legal Affairs
& Chief Financial Officer	& Corporate Secretary
604-276-7500	604-276-7500

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995.  While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary.  These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.